EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

SKYBRIDGE G II FUND

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation (a)	Fee rate	Amount of Filing Fee (b)

Fees to Be Paid	$3,267,616.40	0.00015310	$500.27

Fees Previously Paid	—	—	—

Total Transaction Valuation	$3,267,616.40

Total Fees Due for Filing			$500.27

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$500.27

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.

(b)	Calculated at $153.10 per $1,000,000 of the Transaction Valuation.